Exhibit 99.1

RADA ELECTRONIC INDUSTRIES LTD

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces
2016 Q2 Results

Netanya, Israel, July 21, 2016 – RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today its financial results for the quarter ended June 30, 2016.

Management Comment

Zvika Alon, RADA's Chief Executive Officer commented, “As we reported last quarter, we recently completed a financing transaction with DBSI, a well-established and highly regarded Israel-based investment company. In addition to their strong experience with growing companies, DBSI’s investment provides us with sufficient working capital for us to resume to implement our strategic growth plan, as well as to support our R&D and increased marketing activities.”

Continued Mr. Alon, “The results of the second quarter marked an improvement over those of the prior quarter, but were still impacted by the decline in new orders that we experienced during the second half of 2015.

“Following recent press reports regarding large potential program wins by Israel Military Industries and Israel Aerospace Industries, we recently confirmed that our products are integrated into their systems. Should these potential contracts be secured, we would expect considerable revenue from both our radar and avionics business lines.

“In the past few months, we finalized the establishment of our radar serial production infrastructure to enable production of dozens of systems scheduled for delivery to customers during the second half of this year. This relatively large quantity of systems in production supports our confidence in the future prospects of our radar product line.”

Added Yossi Ben Shalom, RADA’s chairman, “We are very pleased with our investment in Rada, given the significant inherent potential we see over the long-term and we are very much looking forward to this journey.  Our goal is to build a strong company, by evolving and building on the existing product range as well as through accretive acquisitions in order to create a significant defense company. My group, DBSI, brings many years of experience in successful turnaround and M&A, particularly of small cap companies such as Rada, and we are excited to bring our expertise to work here.”

2016 Second Quarter Results Summary

Revenues totaled $2.9 million compared to revenues of $4.1 million in the second quarter of 2015. Gross Profit totaled $0.3 million compared to gross profit of $0.7 million in the second quarter of 2015. Operating loss was $0.95 million, compared with an operating loss of $0.5 million in the second quarter of 2015.

Financial Expenses totaled $0.7 million, a 51% decrease compared to financial expenses of $1.5 million in the second quarter of 2015. The financial expenses in both 2016 and 2015 include a non-cash amortization expense of approximately $0.6 million and $1.2 million, respectively. The non-cash amortization expense was associated with the debt discount resulting from the beneficial conversion feature applicable to a previously outstanding loan from RADA’s former principal shareholder and loss on extinguishment upon repayment of such loan. The Company recorded such non-cash amortization expense until the repayment of the loan on June 16, 2016. On that date RADA’s Board of Directors exercised its option to obtain a $3.2 million loan from DBSI, which was used to repay the loan from the former principal shareholder. The terms of the new loan were approved by RADA's shareholders in April 2016. Unlike the loan that we paid off in June 2016, the loan we obtained from DBSI does not have a beneficial conversion feature that would result in a non-cash amortization expense.

Net loss attributable to RADA’s shareholders in the second quarter of 2016, was $1.7 million or $0.07 per share, a reduction when compared with a net loss of $2.0 million or $0.22 per share in the second quarter of 2015.

About RADA Electronic Industries Ltd

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of tactical land radar for force and border protection, inertial navigation systems for air and land applications and avionics systems and upgrades.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
Shiri Lazarovich- C.F.O
RADA Electronic Industries Ltd.
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

ASSETS	June 30, 2016	December 31, 2015
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$2,067	$1,754
Restricted cash	602	609
Trade receivables (net of allowance for doubtful accounts of $ 10 at June 30, 2016 and December 31, 2015 respectively)	2,932	4,038
Costs and estimated earnings in excess of billings on uncompleted contracts	2,184	2,207
Other receivables and prepaid expenses	498	206
Inventories	7,042	6,565

Total current assets	15,325	15,379

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	57	119

PROPERTY, PLANT AND EQUIPMENT, NET	3,074	3,078
Total assets	$18,456	$18,576

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank Credit	$1,322	$2,416
Trade payables	1,289	1,961
Convertible note and Loans from shareholders, net	102	1,634
Other accounts payable and accrued expenses	2,858	2,846

Total current liabilities	5,571	8,857

LONG-TERM LIABILITIES:
Convertible note and Loans from shareholders, net	3,052	-
Accrued severance pay and other long term liability	671	660

Total long-term liabilities	3,723	660

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.015 par value - Authorized: 75,000,000 and 30,000,000 shares at June 30, 2016 and at December 31, 2015 respectively; Issued and outstanding: 32,920,241 and 15,898,965 at June 30, 2016 and at December 31, 2015 respectively.	213	146
Additional paid-in capital	86,045	82,427
Accumulated other comprehensive income	329	387
Accumulated deficit	(77,958)	(74,453)

Total RADA shareholders’ equity	8,629	8,507
Non-controlling interest	533	552

Total equity	9,162	9,059

Total liabilities and equity	$18,456	$18,576

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	(Unaudited)				Audited

Revenues	$5,581	$7,724	$2,960	$4,076	$14,864

Cost of revenues	5,277	6,407	2,681	3,394	12,291

Gross profit	304	1,317	279	682	2,573

Operating expenses:
Research and development	316	399	149	227	693
Marketing and selling	1,060	1,086	583	556	2,358
General and administrative	950	832	501	441	1,858
Goodwill impairment					587
Total operating expenses:	2,326	2,317	1,233	1,224	5,496

Operating profit (loss)	(2,022)	(1,000)	(954)	(542)	(2,923)
Financial expenses, net	307	559	99	229	890

Financial expenses related to extinguishment and amortization of a beneficial conversion feature	1,180	1,223	606	1,223	2,684
Consolidated profit (loss)	(3,509)	(2,782)	(1,659)	(1,994)	(6,497)

Less: Net income (loss) attributable to Non-controlling interest	(4)	(4)	3	7	(36)

Net income (loss) attributable to RADA's shareholders	$(3,505)	$(2,778)	$(1,662)	$(2,001)	$(6,461)

Earnings (loss) per share:

Basic and diluted earnings (loss) per share	$(0.12)	$(0.31)	$(0.07)	$(0.22)	$(0.54)

Weighted average number of Ordinary shares used for computing basic and diluted loss per share	28,992,254	8,988,396	25,064,267	8,988,396	11,904,088